UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of  the
Securities Exchange Act of 1934

February 3, 2009
Commission File Number: 333-142287

NXP B.V.
(Exact name of registrant as specified in charter)

The Netherlands
(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven – The Netherlands

This report contains a copy of our press release entitled “STMicroelectronics calls NXP’s 20% shareholding in ST-NXP Wireless”, dated February 3, 2009

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the third day of February 2009.

NXP B.V.

Karl-Henrik Sundström

(Chief Financial Officer)

STMicroelectronics calls NXP’s 20% shareholding in ST-NXP Wireless

Eindhoven, The Netherlands, February 3, 2009 – NXP Semiconductors today announces that STMicroelectronics has purchased NXP’s 20 percent stake in ST-NXP Wireless.

On August 20 of last year STMicroelectronics and Ericsson Mobile Platforms announced an agreement to merge Ericsson Mobile Platforms and ST-NXP Wireless into a 50/50 joint venture. STMicroelectronics indicated at that date that it expected to exercise its call option to buy NXP’s 20 percent of ST-NXP Wireless before the closing of this transaction.

The agreed purchase price is USD 92 million. This price is based on the performance of ST-NXP Wireless business in the last twelve months (sales and EBITDA). The transaction is effective as per February 2, 2009.

About NXP Semiconductors

NXP is a leading semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has about 33,500 employees working in more than 20 countries and posted sales of USD 6.3 billion (including the Mobile & Personal business) in 2007. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in TVs, set-top boxes, identification applications, mobile phones, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

For further information, please contact:

Media:

Lieke de Jong-Tops

Tel. +31 40 27 25202

lieke.de.jong-tops@nxp.com

Investors:

Jan Maarten Ingen Housz

Tel. +31 40 27 28685

janmaarten.ingen.housz@nxp.com